Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on October 8, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLINK CHARGING CO.

(Exact name of registrant as specified in its charter)

Nevada	3790	03-0608147
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5081 Howerton Way, Suite A

Bowie, Maryland 20715

(305) 521-0200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Battaglia

President and Chief Executive Officer

Blink Charging Co.

5081 Howerton Way, Suite A

Bowie, Maryland 20715

(305) 521-0200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Spencer G. Feldman, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas, 15th Floor New York, New York 10019 (212) 451-2300	John J. Hart, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105 (212) 370-1300

Approximate date of commencement of proposed sale to public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These shares may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these shares, and it is not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED OCTOBER 8, 2025

Up to              Shares of Common Stock

We are offering up to                shares of common stock, par value $0.001 per share (the “common stock”). The assumed public offering price for each share of common stock is $       , which was the closing price of our common stock on The Nasdaq Capital Market on October      , 2025. Pursuant to this prospectus, we are also offering the shares of common stock issuable upon the exercise of the Placement Agents’ Warrants.

The shares of our common stock being offered will be sold in a single closing. Because there is no minimum number of shares of common stock or minimum aggregate amount of proceeds for this offering to close, we may sell fewer than all of the shares of common stock offered hereby, and investors in this offering will not receive a refund in the event that we do not sell an amount of shares of common stock sufficient to pursue the business goals outlined in this prospectus. Because there is no escrow account and there is no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill our objectives due to a lack of interest in this offering. Also, any proceeds from the sale of shares of common stock offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds effectively. The offering of the shares of our common stock will terminate no later than          , 2025.

Our common stock trades on The Nasdaq Capital Market under the symbol “BLNK.” The closing price of our common stock on The Nasdaq Capital Market on October 7, 2025 was $2.37 per share.

Certain information in this prospectus is based on an assumed public offering price of $           per share (the last reported sale price of our common stock on The Nasdaq Capital Market on October    , 2025). The actual public offering price per share will be determined between us and prospective investors in consultation with H.C. Wainwright & Co., LLC (“Wainwright”) and Roth Capital Partners, LLC (“Roth” and, together with Wainwright, the “Placement Agents”), as the placement agents, based on market conditions at the time of pricing, and may be at a discount to the current market price of our common stock. The Placement Agents are not required to buy or sell any specific number or dollar amount of the shares of common stock offered hereby, but they will use their reasonable best efforts to solicit offers to purchase the shares of common stock offered by this prospectus. There is no minimum number of shares of common stock or amount of proceeds required as a condition to closing in this offering. In addition, because there is no escrow trust or similar arrangement and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill all of our contemplated objectives due to a lack of interest in this offering. Further, any proceeds from the sale of shares of common stock offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See the section entitled “Plan of Distribution” of this prospectus.

You should read this prospectus carefully, together with additional information described under the heading “Where You Can Find More Information,” before you invest in any of our shares of common stock.

Investing in our shares of common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus and in the documents incorporated by reference into this prospectus for a discussion of information that should be considered in connection with an investment in our shares of common stock.

	Per Share	Total
Public offering price	$	$
Placement agent fees (1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have agreed to pay the Placement Agents a total cash fee equal to 6.0% of the aggregate gross proceeds from this offering and reimburse the Placement Agents for all reasonable out-of-pocket costs and expenses incident to the performance of the obligations of the Placement Agents, including the reasonable documented fees and expenses of the Placement Agents’ legal counsel, in an aggregate amount up to $125,000. We have also agreed to issue to the Placement Agents, or their designees, warrants to purchase a number of shares of common stock equal to 6.0% of the aggregate number of shares of common stock sold in this offering (the “Placement Agents’ Warrants”). See “Plan of Distribution” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock being offered pursuant to this prospectus is expected to be made on or about       , 2025, subject to the satisfaction of certain closing conditions.

H.C. Wainwright & Co.	Roth Capital Partners

The date of this prospectus is               , 2025.

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ABOUT THIS PROSPECTUS

We incorporate important information into this prospectus by reference. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest in our shares of common stock.

Neither we nor the Placement Agents have authorized anyone to provide you with information different from or inconsistent with the information contained in or incorporated by reference in this prospectus. We and the Placement Agents take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information appearing in this prospectus and the documents incorporated by reference in this prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

The information incorporated by reference or provided in this prospectus contains statistical data and estimates, including those relating to market size and competitive position of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our shares of common stock and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any shares of common stock offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

When we refer to “we,” “our,” “us” “Blink” and the “Company” in this prospectus, we mean Blink Charging Co. and its consolidated subsidiaries, unless otherwise specified. This prospectus contains, or incorporates by reference, trademarks, tradenames, service marks and service names of our company and our subsidiaries.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our shares of common stock. You should read this entire prospectus carefully, including the “Risk Factors” section in this prospectus and under similar captions in the documents incorporated by reference into this prospectus. If any of the risks materialize, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our shares of common stock could decline, and you could lose part or all of your investment.

Our Company

Blink Charging Co., through its consolidated subsidiaries, is a leading owner, operator and provider of electric vehicle (“EV”) charging equipment and networked EV charging services. Blink offers EV charging equipment and services, enabling EV drivers to recharge at various locations. Blink’s principal line of products and services are its Blink EV charging networks (the “Blink Networks”) and Blink EV charging equipment, also known as electric vehicle supply equipment (“EVSE”), and other EV-related services. Blink Networks are proprietary, cloud-based systems that operate, maintain and manage Blink charging stations and handle the associated charging data, back-end operations and payment processing. The Blink Networks provide fleets, property owners, managers, parking companies, and state and municipal entities (“Property Partners”), among other types of commercial customers, with cloud-based services that enable the remote monitoring and management of EV charging stations. Blink Networks also provide EV drivers with vital station information, including station location, availability and fees (as applicable).

To capture more revenues derived from providing EV charging equipment to commercial customers and to help differentiate Blink in the EV infrastructure market, Blink offers Property Partners a comprehensive range of solutions for EV charging equipment and services that generally fall into one of the business models below, differentiated by who owns the equipment and who bears the costs of installation, equipment, maintenance and the percentage of revenue shared.

●	In our Blink-owned turnkey business model, we incur the charging equipment and installation costs. We own and operate the EV charging station and provide connectivity of the charging station to Blink Networks. In this model, which favors recurring revenues, we incur most costs associated with the EV charging stations; thus, we retain substantially all EV charging revenues after deducting network connectivity and processing fees. Our agreement with the Property Partner typically lasts nine years, with extensions that can bring it to 27 years.

●	In our Blink-owned hybrid business model, we typically incur the charging equipment costs while the Property Partner incurs the installation costs. We own and operate the EV charging station and provide connectivity to Blink Networks. In this model, since the Property Partner typically incurs the installation costs, we share a more generous portion of the EV charging revenues with the Property Partner after deducting Blink network connectivity and processing fees. Our agreement with the Property Partner typically lasts seven years, with extensions that can bring it to 21 years.

●	In our host-owned business model, the Property Partner purchases, owns and operates the Blink EV charging station and incurs the installation costs. We work with the Property Partner by providing site recommendations, connectivity to the Blink Networks, payment processing and optional maintenance services. In this model, the Property Partner retains and keeps all EV charging revenues after deducting Blink network connectivity and processing fees.

We also own and operate car-sharing programs through our wholly owned subsidiary, Envoy Mobility, Inc. These programs allow customers to share EVs through subscription services and charge those cars through our charging stations.

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In pursuit of our commitment to fostering the widespread adoption of EVs through the establishment and management of EV charging infrastructure on a global scale, we remain steadfast in our dedication to providing affordable and environmentally friendly transportation. With the goal of being a leader in the build-out of EV charging infrastructure and maximizing our share of the EV charging market, we have established strategic commercial, municipal, and retail partnerships across industry verticals and encompassing numerous transit/destination locations, including airports, auto dealers, healthcare/medical, hotels, mixed-use facilities, municipal sites, multifamily residential and condos, parks and recreation areas, parking lots, restaurants, retailers, schools and universities, stadiums, supermarkets, transportation hubs and workplace locations.

We intend to use the net proceeds from this offering primarily to fund capital expenditures to expand our owned and operated DC Fast Charging network. The goal of building a Blink-owned DC Fast Charging network stems from a strategic shift toward creating a more sustainable, recurring and predictable business model. By owning and operating the infrastructure directly, we are positioned to capture the full economic value of the charging transaction, rather than sharing revenues with site hosts or third parties. This approach not only aligns with long-term profitability goals but also enhances control over customer experience, uptime, pricing and network reliability. While there are clear business benefits in terms of unit economics and asset ownership, the broader vision is to transition from one-time hardware sales to a model that generates repeatable revenue, underpinned by the increasing demand for public fast charging across North America. The majority of the proceeds are earmarked to accelerate this initiative and build a network that is both financially durable and operationally scalable.

Our EV Charging Solutions

We offer a variety of EV charging products and services to Property Partners and EV drivers.

EV Charging Solutions

●	Level 2. We offer a wide range of Level 2 (AC) EV charging equipment, ideal for commercial and residential use, with the North American universal J1772 connector, the North American Charging Standard (NACS) connector, and the Type 2 connector compatible with electric vehicles in Europe and across Latin America.

●	DCFC. We offer a complete line of DC Fast Charging equipment (“DCFC”) that ranges from 30kW to 600kW, supports the ‘CHAdeMo’, CCS1 and NACS connectors, and typically provides an 80% charge in less than 30 minutes. Installation of DCFC stations and grid requirements are typically greater than Level 2 charging stations and are ideally suited for dense metropolitan areas and locations between long distance travel destinations. These include the Blink 60kW-360kW All-in-One DC Fast Chargers, and Distributed Cabinet and Dispenser DC Fast Chargers up to 600kW.

●	Our commercial Level 2 chargers consist of the EQ, MQ, and the Series 6, 7, and 8 families, which are available in pedestal, wall mount, and pole mount configurations, as well as the newly added Shasta unit through our acquisition of Zemetric, Inc. Additionally, we offer three residential Level 2 chargers for the Americas: the wall-mounted HQ 200, and a smart charging cable, the PQ 150, designed for European markets. Our commercial and residential chargers can all connect to the Blink Networks for a wide range of software solutions. Level 2 charging stations typically provide a full charge in five to ten hours. Level 2 chargers are ideally suited for low-cost installations and frequently used parking locations, such as workplaces, multifamily residential, retail, hospitality, and mixed-use, parking garages, municipalities, colleges/schools, hospitals and airports.

●	International Products. We offer Level 2 AC and DC products for the rapidly expanding international markets targeted at the residential, workplace, retail, parking garages, leasing companies, hospitality, and other locations. These products are available with the Type 2, GBT, and CCS 2 connectors and include the PQ 150, Series 3 (an ideal product for the 2/3-wheeled vehicles) and the EQ 200.

●	Mobile Charger. We offer the HQ 200-M Level 2 charger for the mobile/emergency charging market which requires a portable charger to be used for roadside or other use cases where a connection to the electricity grid is not available.

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●	Blink Network. The Blink Network is a cloud-based platform that manages our network of EV chargers around the world for remote monitoring, management, payment processing, customer support, load management, roaming and other features required for operating the Blink Networks of EV charging locations.

●	Blink Charging Mobile App. We offer Blink Charging Mobile Apps (iOS and Android) that provide EV drivers control by giving them improved search capabilities which allows them to search for nearby amenities, as well as chargers by zip-codes, city, business, category or address, and expanded keyword search. The app also includes payment functionality, eliminating the need for a credit card.

●	Fleet Management. We offer Fleet Management applications, targeted at commercial, municipal and federal fleets for planning, managing and optimizing their departure schedules and energy costs. Our Fleet Management applications can be used as standalone tools or integrated into existing fleet management solutions, which allows Blink to be a flexible and value-added solution within existing software stacks.

Our Competitive Advantages and Operational Strengths

Long-Term Contracts with Property Owners. We have strategic and often long-term agreements that include location exclusivity with Property Partners across numerous transit/destination locations, including airports, car dealers, healthcare/medical, hotels, mixed-use facilities, municipal locations, multifamily residential and condo, parks and recreation areas, parking lots, restaurants, retailers, schools and universities, stadiums, supermarkets, transportation hubs and workplace locations. Property Partners include well-recognized companies, large municipalities and local businesses. Representative examples include the City of Miami Beach, City of Chula Vista, City of Phoenix, City of Portland, City of Knoxville, City of San Antonio, City of Leeds (UK), University of San Diego, City of San Diego, Ohlone College, ACE Parking, Q-Park, Icon Parking, SP+ Parking, iPark, LAZ Parking, Reef Parking, Federal Realty, Equity Residential, Related Group, Johnson & Johnson, Kaiser Permanente, Blessing Healthcare, Sony Pictures Entertainment, Starbucks, JBG Associates, Kroger Company, Fred Meyer Stores, Inc., Fry’s Food & Drug, Inc., Whole Foods, Raising Cane’s, McDonald’s, Carl’s Jr., Burger King, Walgreens and Ralphs Grocery Company. We continue to generate new contracts with Property Partners that previously secured our services independently or had contracts with the EV service providers that we acquired in the past.

Vertically Integrated Supply Chain, Engineering and Manufacturing. We are a fully vertically integrated charging equipment and software provider, among the few in the world. We believe this strategy provides multiple benefits among which are the bottom-up approach to design and engineering, compliance with “Buy American” hardware requirements, controlling the supply chain timing and costs, ensuring adequate levels of inventory in constrained markets, and ability to capture the manufacturing margin in a high-demand environment.

Differentiated but Flexible Business Models. We own, operate and supply proprietary electric vehicle charging equipment and networked EV charging services. We believe that our ability to provide various business models, including a comprehensive turnkey solution, to Property Partners and leverage our technology to meet both Property Partners’ and EV drivers’ needs provides us with a competitive advantage in addition to more compelling long-term growth opportunities than possible through equipment sales only.

Ownership and Control of EV Charging Stations and Services. Ownership of EV charging stations and services allows us to control the settings and pricing for our EV charging services, service the equipment as necessary and have more effective brand management and price uniformity. As for those stations that we do not own, we are using our best efforts to encourage their owners to keep the stations operating in good order and, in some cases, to replace faulty stations with our new charging station equipment.

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Our Growth Strategies

Our objective is to continue becoming a leading provider of EV charging solutions by deploying mass-scale EV charging infrastructure. Key elements of our growth strategy include:

●	Relentless Focus on Customer Satisfaction. Our objective is to continue working towards improved overall customer satisfaction among new and existing Property Partners and EV drivers. This entails prioritizing charger uptime and availability while expanding and enhancing the EV charging infrastructure within densely populated regions of high demand. Furthermore, we are committed to optimizing the productivity and utilization of existing EV charging stations, as well as enhancing the key features of our EV charging station hardware and Blink Networks. We are equally focused on analyzing our network uptime and reliability and dedicating resources to maintaining network uptime.

●	Pursue Strategic Opportunities to Expand Blink-Owned Turnkey and Hybrid Models. We have structured our business to identify and pursue opportunities to develop Blink’s owner and operator business model with locations that have potential for high utilization, where grant or rebate funds are available, and where we can realize long-term benefit for the EV charging location to establish long-term recurring revenue.

●	Continue to Invest in Technology Innovations. We continue to enhance the product offerings available in our EV charging hardware, cloud-based software and networking capability. Our Networks can serve a wide variety of EV equipment, languages, currencies and applications. Concurrently, the mobile app creates a seamless driver charging experience. Our software implementation allows us to remain technology agnostic to enable the onboarding of OCPP compliant equipment from other manufacturers onto our network.

●	Strengthen and Support our Human Capital. Our experienced employees and management team are our most valuable resources. Attracting, training and retaining key personnel have been and will remain critical to our success. To achieve our human capital goals, we intend to stay focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise. We will also continue to provide our personnel with personal and professional growth opportunities, including additional training, performance-based incentives such as opportunities for stock ownership, and other competitive benefits.

●	Expand Sales and Marketing Resources. We intend to invest in sales and marketing infrastructure to capitalize on market growth and expand our go-to-market strategy while maintaining a disciplined approach to expenses. Today, we use a direct sales force, as well as maintaining relationships with notable resellers and electrical equipment distributors.

●	Seek Strategic Acquisition Opportunities. We seek acquisition opportunities which are accretive towards our profitability targets, while allowing us to expeditiously expand our footprint of EV charging station locations, product offerings and enhance our Blink Networks.

●	Leverage Our Early Mover Advantage. We continue to leverage our extensive and defendable first-mover advantage and the digital customer experience we have created for both EV drivers and Property Partners. We believe that Blink driver registrants appreciate the value of transacting charging sessions on established robust networks. Blink chargers are primarily deployed throughout the United States and Europe. Users commonly exhibit a preference for remaining with a single, cohesive network.

●	Appropriately Capitalize Our Business. We continue to pursue new potential capital sources to deliver critical operational objectives and the necessary resources to execute our overall strategy. The EV charging industry, as a whole, is undercapitalized to deliver the full potential of the expected EV market growth in the near future. We expect to retain our leadership position with new growth capital as required.

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Our Sales and Marketing

Our sales organization builds and maintains long-term business relationships with our customers by utilizing our three core business models. These business models provide a high degree of flexibility to match host location goals and objectives for EV charging with our industry-leading equipment and software solutions. Our team identifies locations that have the potential to create long-term, recurring value for Property Partners and Blink. Sales personnel can pivot to traditional equipment sales when, and if, a location is not identified as a promising generator of future recurring revenues. The team strives to maintain a balance between equipment sales that grow revenue today, and site locations that have potential to generate strong revenues in the future under our owner-operator business models.

We also engage with strategic electrical distributor and reseller partners across a range of vertical markets. These organizations typically have unique relationships or capabilities within their respective markets and provide Blink with additional sales opportunities. These partnerships amplify Blink’s sales reach and are authorized to sell our EV charging hardware, software services (connectivity to the Blink Networks), and extended warranty service plans.

Our in-house marketing team performs a variety of activities designed to promote and sell our services across multiple vertical markets, as well as directly to EV drivers. We leverage various marketing and communication channels, including press releases, email marketing campaigns, our website (www.blinkcharging.com), pay-per-click advertising, social media marketing, webinars, sponsorships and partnerships, traditional advertising and industry conferences. Our website’s information is not, and will not be deemed, a part of this registration statement or incorporated into any other filings with the SEC.

We continue to invest in improving our company-owned stations’ service and maintenance and those stations under service and maintenance plans and expanding our cloud-based network capabilities. We anticipate continuing to grow our revenues through (i) selling our next generation of EV charging equipment to both existing and new Property Partners, which includes airports, auto dealers, healthcare/medical, hotels, mixed-use facilities, municipal locations, multifamily residential and condos, parks and recreation areas, parking lots, restaurants, retailers, schools and universities, supermarkets, transportation hubs and workplace locations, (ii) expanding sales channels to wholesale distributors, utilities, OEMs, solar integrators and dealers, while implementing EV charging station occupancy fees (applied when vehicles remain connected beyond a grace period after charging is completed) and subscription plans for EV drivers using our company-owned public charging locations, (iii) adding additional charging stations in locations with increasing utilization metrics, (iv) offering the Blink Care maintenance program and (v) offering extended warranties for our chargers and services.

Our Customers and Partners

We have strategic partnerships across numerous transit/destination locations, including airports, auto dealers, healthcare/medical, hotels, mixed use facilities and municipal locations, multifamily residential and condos, parks and recreation areas, parking lots, restaurants, retailers, schools and universities, stadiums, supermarkets, transportation hubs, and workplace locations. We have hundreds of Property Partners that include well-recognized companies, large municipalities, and local businesses. We strive to engage all Blink-owned turnkey and hybrid property partners with exclusive EV charging contracts. This strategy further supports our owner-operator model to generate recurring revenue for both the Property Partner and Blink. Representative examples are McDonald’s, Sony Pictures, Caltrans, Audi of America, Porsche Design Tower, City of Azusa, City of Chula Vista, City of Springfield, City of Tucson, City of Fayetteville, BJ’s Inc., Federal Realty, Fred Meyer Stores, Inc., Fry’s Food & Drug, Inc., Kana Hotel Group, Kroger Company and Ralphs Grocery Company. We continue to establish new contracts with Property Partners that previously secured our services independently or had contracts with the EV services providers that we acquired.

Our revenues are primarily derived from fees charged to EV drivers for EV charging in public locations, EV charging equipment sales, network fees paid by Property Partners and sales of equipment warranties. EV charging fees to drivers are based on an hourly rate, by energy dispensed per kilowatt-hour (“kWh”), or by session. Such fees are calculated based on various factors, including associated station costs and local electricity tariffs. EV charging equipment is sold to our customers engaged with our host-owned business model. Other income sources from EV charging services are network fees, extended warranty fees, membership fees and payment processing fees paid by our Property Partners. Blink generates revenues from its EV car-sharing program through Envoy, which allows customers the ability to utilize electric vehicles through a subscription service.

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Recent Developments

Envoy Technologies Acquisition

On April 18, 2023, we acquired all of the outstanding shares of capital stock of Envoy Technologies, Inc. (“Envoy”) from the former Envoy stockholders pursuant to the Agreement and Plan of Merger, dated as of April 18, 2023, among us, our acquisition subsidiary Blink Mobility LLC (now known as Envoy Mobility, Inc. (“Mobility”)), and Envoy (as amended, the “Envoy Technologies Merger Agreement”), which resulted in Envoy becoming our indirect wholly owned subsidiary (the “Envoy Technologies Acquisition”).

On August 4, 2025, we entered into Amendment No. 4 to the Envoy Technologies Merger Agreement (the “Envoy Fourth Amendment”) with Mobility, Envoy and Fortis Advisors LLC, as equity holders’ agent, which provided that the sole remaining payment obligation to the former equity holders of Envoy will be fully satisfied, and we and Mobility will be released from all claims and liabilities relating to such obligation, following the issuance of (x) $10,000,000 in shares of our common stock, valued based on the volume-weighted average trading price for the 25 trading days preceding the issuance date, and (y) warrants (the “Envoy Warrants”) exercisable for shares of our common stock with an aggregate value of $11,000,000, divided into three tranches with vesting conditions based on specific stock price achievements. We issued to the former equity holders an aggregate of 9,696,882 shares of common stock (the “Envoy Shares”).

On August 26, 2025, in connection with the Envoy Fourth Amendment, we entered into a Warrant Agreement, effective as of August 19, 2025 (the “Warrant Agreement”), with the former equity holders of Envoy, through their agent, Fortis Advisors, LLC. Pursuant to the Warrant Agreement, we agreed to issue to the former equity holders Envoy Warrants to purchase up to an aggregate of 3,898,177 shares of our common stock at an exercise price of $0.01 per share (the “Envoy Warrant Shares”), subject to adjustment as provided therein, of which (i) 1,470,588 shares will vest and become exercisable upon our common stock achieving a last reported sale price on its principal trading market equal to or greater than $1.70 for seven consecutive trading days, (ii) 1,190,476 shares will vest and become exercisable upon our common stock achieving a last reported sale price on its principal trading market equal to or greater than $2.10 for seven consecutive trading days, and (iii) 1,237,113 shares will vest and become exercisable upon our common stock achieving a last reported sale price on its principal trading market equal to or greater than $4.85 for seven consecutive trading days. The Envoy Warrants expire on the date that is 20 months from August 19, 2025.

The Envoy Shares and the shares of common stock issuable upon exercise of the Envoy Warrants are subject to a 120-day leak-out period commencing on initial issuance or exercise of the Envoy Warrants, as applicable, allowing sales limited to 2% per day, with a cap of 20% per month.

The former equity holders of Envoy were granted registration rights for shares of our common stock initially issued and to be issued pursuant to the exercise of the Envoy Warrants. We agreed to file a resale registration statement on Form S-1 with the SEC within 30 days of the amendment date and use commercially reasonable efforts to have it declared effective within 90 days thereafter.

Zemetric Acquisition

On July 7, 2025, we acquired 100% of the equity interests in Zemetric, Inc., a Silicon Valley based provider of charging infrastructure tailored for fleet, multi-family and high-utilization destinations. The consideration for such acquisition included cash, restricted shares of our common stock and a performance driven earn-out. Shortly after the acquisition, Zemetric’s founder, Harmeet Singh, became our Chief Technology Officer.

Corporate History and Information

We were incorporated in Nevada in October 2006. Our principal executive offices are located at 5081 Howerton Way, Suite A, Bowie, Maryland 20715, and our telephone number is (305) 521-0200. We maintain a website at www.blinkcharging.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

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THE OFFERING

Common Stock Offered:	Up to shares of common stock.

Common Stock Outstanding after this Offering:	Up to shares of common stock.

Reasonable Best Efforts:	We have agreed to issue and sell the shares of common stock offered hereby to the purchasers through the Placement Agents. The Placement Agents are not required to buy or sell any specific number or dollar amount of the shares of common stock offered hereby, but they will use their reasonable best efforts to solicit offers to purchase the shares of common stock offered by this prospectus. See the section entitled “Plan of Distribution” of this prospectus.

Use of Proceeds:	We estimate that the net proceeds of this offering, after deducting placement agent fees and estimated offering expenses, will be approximately $ million if all of the shares of common stock offered hereby are sold in this offering. However, this is a reasonable best efforts offering with no minimum number of shares of common stock or amount of proceeds as a condition to closing, and we may not sell all or any of the shares of common stock offered pursuant to this prospectus; and, as a result, we may receive significantly less in net proceeds in this offering. For example, if we sell only 10%, 25%, 50% or 75% of the maximum amount offered, our net proceeds will be approximately $ , $ , $ or $ , respectively. We intend to use the net proceeds from this offering primarily to fund capital expenditures to expand our owned and operated DC Fast Charging network and to support our working capital and general corporate requirements. See “Use of Proceeds.”

Lock-up:	All of our directors and officers have agreed with the Placement Agents, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of 90 days after the closing of this offering. See “Plan of Distribution” for more information.

Risk Factors:	Investment in our shares of common stock involves a high degree of risk and could result in a loss of your entire investment. See “Risk Factors” beginning on page 8, and the other information included and incorporated by reference in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our shares of common stock.

Nasdaq Capital Market Symbol:	BLNK

The above discussion is based on 114,411,184 shares of our common stock outstanding as of October 7, 2025, and excludes (unless otherwise indicated) as of such date:

●	357,207 shares of common stock issuable upon the exercise of outstanding stock options;

●	3,898,177 shares of common stock issuable upon the exercise of outstanding warrants, inclusive of the Envoy Warrants; and

●	815,089 shares of common stock issuable upon the vesting of outstanding restricted stock units.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our shares of common stock, you should carefully consider the risks and uncertainties described below, together with the information under the heading “Risk Factors” in our most recent Annual Report on Form 10-K for the year ended December 31, 2024 filed with the Securities and Exchange Commission, as amended by our Annual Report on Form 10-K/A, all of which are incorporated herein by reference, as updated or superseded by the risks and uncertainties described under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus, together with all of the other information contained or incorporated by reference in this prospectus, and any free writing prospectus that we have authorized for use in connection with this offering before you make a decision to invest in our shares of common stock. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. Please also read carefully the section below entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We have a history of substantial net losses and expect losses to continue in the future; if we do not achieve and sustain profitability, our financial condition could suffer.

We have experienced substantial net losses, and we expect to continue to incur substantial losses for the foreseeable future. We incurred net losses of approximately $52.7 million, $198.1 million and $203.7 million for the six months ended June 30, 2025 and for the years ended December 31, 2024 and 2023, respectively. As of June 30, 2025, we had net working capital of approximately $40 million and an accumulated deficit of approximately $788 million. We have not yet achieved profitability.

If our revenue grows slower than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve profitability, and our financial condition could suffer. We can give no assurance that we will ever achieve profitable operations. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Whether we can achieve cash flow levels sufficient to support our operations cannot be accurately predicted. We may need to borrow additional funds or sell our equity or debt securities, or some combination of both, to provide funding for our operations in the future. Such additional funding may not be available on commercially reasonable terms, or at all, and any equity financing would be dilutive to our stockholders.

The need for additional funding to support our planned operations raises substantial doubt regarding our ability to continue as a going concern for a period of at least one year from the time the June 30, 2025 financial statements were issued.

We reported in our quarterly report on Form 10-Q for the period ended June 30, 2025 that absent a near-term capital infusion or significant improvement in cash flow provided by operations, we expect that our current cash and net working capital resources will be insufficient to fund future operations, and the need for additional funding to support our planned operations raises substantial doubt regarding our ability to continue as a going concern for a period of at least one year from the time the condensed consolidated financial statements were issued.

Management is actively evaluating strategic alternatives, including additional cost-reduction initiatives, asset sales, and potential restructuring or fundraising opportunities. However, there can be no assurance that any of these efforts will result in additional liquidity or resolve our current financial challenges. There is also no assurance that the amount of funds we might raise will enable us to complete our development initiatives or attain profitable operations. Lastly, there can be no assurances that these other initiatives will be achieved. The extent of our capital needs will depend on numerous factors, including: (i) our profitability; (ii) the release of competitive products and/or services by our competition; (iii) the level of our investment in research and product development; (iv) the amount of our capital expenditures, including acquisitions; and (v) our growth. We cannot be certain that additional funding and incremental working capital will be available to us on acceptable terms, if at all, or that it will exist in a timely and/or adequate manner to allow for the proper execution of our near and long-term business strategy. If sufficient funds are not available on terms and conditions acceptable to management and stockholders, we may be required to delay, reduce the scope of, or eliminate further development of our business operations.

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Even if we obtain requisite financing, it may be on terms not favorable to us, it may be costly and it may require us to agree to covenants or other provisions that will favor new investors over existing stockholders or other restrictions that may adversely affect our business. Additional funding, if obtained, may also result in significant dilution to our stockholders.

Our revenue growth ultimately depends on consumers’ willingness to adopt electric vehicles.

Our growth is highly dependent upon the adoption by consumers of EVs, and we are subject to the risk of reduced demand for EVs. If the market for EVs does not gain broader market acceptance or develops slower than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements, long development cycles for EV original equipment manufacturers, and changing consumer demands and behaviors. Factors that may influence the purchase and use of alternative fuel vehicles, specifically EVs, include:

●	perceptions about EV quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs;

●	the limited range over which EVs may be driven on a single battery charge and concerns about running out of power while in use;

●	limitations in the development of battery technology;

●	concerns regarding the stability of the electrical grid;

●	improvements in the fuel economy of the internal combustion engine;

●	the initial cost of purchasing EVs compared to conventional gas-powered automobiles;

●	the number, price and variety of EV models available for purchase;

●	consumers’ desire and ability to purchase a luxury automobile or one that is perceived as exclusive;

●	EV supply chain disruptions including availability of certain components such as semiconductors, microchips and lithium, availability of batteries and battery materials, and geopolitical and trade issues that may disrupt the EV supply chain;

●	the environmental consciousness of consumers;

●	volatility in the cost of oil and gasoline;

●	consumers’ perceptions of the dependency of the United States on oil from unstable or hostile countries and the impact of international conflicts;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

●	access to charging stations, standardization of EV charging systems and consumers’ perceptions about convenience and cost to charge an EV; and

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●	the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of zero emission vehicles.

The influence of any of the factors described above may negatively impact the widespread consumer adoption of EVs, which would materially and adversely affect our business, operating results, financial condition and prospects.

Changes to corporate average fuel economy standards may negatively impact the EV market, which would adversely affect our business.

As regulatory initiatives have required an increase in the consumption of renewable transportation fuels, such as ethanol and biodiesel, consumer acceptance of electric and other alternative vehicles is increasing. To meet higher fuel efficiency and greenhouse gas emission standards for passenger vehicles, automobile manufacturers are increasingly using technologies, such as turbocharging, direct injection and higher compression ratios, which require high octane gasoline. If fuel efficiency of vehicles continues to rise, and the affordability of vehicles using renewable transportation fuels increases, the demand for electric and high energy vehicles could diminish. If consumers no longer purchase EVs, it would materially and adversely affect our business, operating results, financial condition and prospects.

Our quarterly operating results may fluctuate significantly.

We expect that our operating results may be subject to substantial quarterly fluctuations. If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We are unable to predict the ultimate impact of equipment order delays and chip shortages on our business and future results of operations, financial position and cash flows.

The global chip shortage and supply chain disruption over the past several years caused some temporary delays for us in equipment orders from our contract manufacturers. As federal, state, local and foreign economies returned to pre-pandemic levels and the demand for charging station usage increased, these delays and shortages became less apparent; however, we are unable to predict the extent of any final recovery from prior years due to the uncertainty of the possible occurrence of another pandemic or other epidemics. As a result, we are unable to predict the ultimate impact that equipment order delays and chip shortages will have on our business and our future results of operations, financial position and cash flows.

War, terrorism, other acts of violence or natural or man-made disasters may affect the markets in which we operate, our customers, our delivery of products and customer service, and could have a material adverse impact on our business, results of operations, or financial condition.

Our business may be adversely affected by instability, disruption or destruction in a geographic region in which we operate, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or man-made disasters, including famine, flood, fire, earthquake, storm or public health crises. Such events may cause customers to suspend their decisions on using our services, make it impossible for us to render our services, cause restrictions, and give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our personnel and to physical facilities and operations, which could materially adversely affect our financial results.

Further, the current Russia-Ukraine and Middle East conflicts have created volatility in the global financial markets and are expected to have further global economic consequences, including disruptions of the global supply chain and energy markets and heightened volatility of commodity and raw material prices. In addition, recently there has been increasing geopolitical tension between China and Taiwan that may affect future shipments from Taiwan based electronics suppliers for certain of our EV chargers. Any such volatility or disruptions may have adverse consequences for us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy, capital markets or commodity and raw material prices resulting from the conflicts in Ukraine and the Middle East, the geopolitical tensions between China and Taiwan or any other geopolitical tensions.

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We rely on a limited number of vendors for our EV charging equipment and related support services. The loss of any of these partners would negatively affect our business.

We rely on a limited number of vendors for design, testing and manufacturing of EV charging equipment which is generally sole sourced with respect to components as well as aftermarket maintenance and warranty services. The reliance on a limited number of vendors increases our risks, since we do not currently have proven reliable alternative or replacement vendors beyond these key parties. In the event of production interruptions or supply chain disruptions including but not limited to availability of certain key components such as semiconductors, we may not be able to take advantage of increased production from other sources or develop alternate or secondary vendors without incurring material additional costs and substantial delays. Therefore, our business would be adversely affected if one or more of our vendors were impacted by any interruption at a particular location.

As the demand for public charging increases, the EV charging equipment vendors may not be able to dedicate sufficient supply chain, production or sales channel capacity to keep up with the required pace of charging infrastructure expansion. In addition, as the EV market grows, the industry may be exposed to deteriorating design requirements, undetected faults or the erosion of testing standards by charging equipment and component suppliers, which may adversely impact the performance, reliability and lifecycle cost of the chargers. If we or our suppliers experience a significant increase in demand, or if we need to replace an existing supplier, we may not be able to supplement service or replace them on acceptable terms, which may impact our ability to install chargers in a timely manner. Thus, the loss of any significant vendor would have an adverse effect on our business, financial condition and operating results.

We may be adversely affected by inflationary or market fluctuations, including impact of tariffs, in the cost of products consumed in providing our services or our cost of labor.

The prices we pay for the principal items we consume in performing our services are dependent primarily on current market prices. We have consolidated certain supply purchases with national vendors through agreements containing negotiated prospective pricing. In the event such vendors are not able to comply with their obligations under the agreements and we are required to seek alternative suppliers, we may incur increased costs of supplies.

EV chargers are impacted by commodity pricing factors, including the impact of tariffs and trade barriers, which in many cases are unpredictable and outside of our control. Certain products that we import from India are currently subject to a 50% tariff of their cost. We seek to pass on to customers such increased costs but sometimes we are unable to do so. Even when we can pass on such costs to our customers, from time to time, sporadic unanticipated increases in the costs of certain supply items due to market or economic conditions may result in a timing delay in passing on such increases to our customers. This type of spike and unanticipated increase in EV charger costs could adversely affect our operating performance, and the adverse effect could be greater if we are delayed in passing on such additional costs to our customers (e.g., where we may not be able to pass such increase on to our customers until the time of our next scheduled service billing review). We seek to mitigate the impact of an unanticipated increase in the cost of such supplies through consolidation of vendors, which increases our ability to obtain more favorable pricing. The imposition of and modification of tariffs has increased uncertainty as to the short-term sustainability of importing products from our principal suppliers.

Our cost of labor may be influenced by factors in certain market areas. Our hourly employees could be affected by wage rate increases in the federal or state minimum wage rates, wage inflation or local job market adjustments. We do not have a contractual right to automatically pass through all wage rate increases resulting from wage rate inflation or local job market adjustments, and we may be delayed in doing so. Our delay in, or inability to pass such wage increases through to our customers could have a material adverse effect on our financial condition, results of operations and cash flows. We cannot determine at this time with certainty how tariffs will affect our future profitability and whether it will reduce the number of products that we sell or whether we could pass these tariff costs on to our customers through price adjustments. If we are unable to import products at a competitive price point, our sales could be adversely affected.

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We may be unable to successfully integrate acquisitions in a cost-effective and non-disruptive manner.

Our success depends on our ability to grow our business and enhance and broaden our product offerings in response to changing customer demands, competitive pressures and advances in technologies. We continue to search for viable acquisition candidates or strategic alliances that would expand our market opportunity and/or global presence. Accordingly, we have previously and may in the future pursue the acquisition of, investments in or joint ventures relating to, new businesses, products or technologies as a part of our growth strategy instead of developing them internally. Our future success will depend, in part, upon our ability to manage the expanded business following these transactions, including challenges related to the management and monitoring of new operations and associated increased costs and complexity associated with our acquisitions of SemaConnect, Electric Blue and Envoy, as well as future acquisitions. Other risks involving potential future and completed acquisitions and strategic investments include:

●	risks associated with conducting due diligence;

●	problems integrating the purchased businesses, products and technologies;

●	inability to achieve the anticipated synergies and overpaying for acquisitions or unanticipated costs associated with acquisitions;

●	invalid sales assumptions for potential acquisitions;

●	issues maintaining uniform standards, procedures, controls and policies;

●	diversion of management’s attention from our core business;

●	adverse effects on existing business relationships with suppliers, distributors and customers;

●	risks associated with entering new markets in which we have limited or no experience;

●	potential loss of key employees of acquired businesses; and

●	increased legal, accounting and compliance costs.

We compete with other companies for these opportunities, and we may be unable to consummate such acquisitions or joint ventures on commercially reasonable terms, or at all. In addition, acquired businesses may have ongoing or potential liabilities, legal claims (including tort and/or personal injury claims) or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

Even if we are aware of such liabilities, claims or issues, we may not be able to accurately estimate the magnitude of the related liabilities and damages. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, failed to fulfill their contractual obligations to their customers, or failed to satisfy legal obligations to employees or third parties, we, as the successor, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairment in the future that could harm our financial results. If we were to issue additional equity in connection with such acquisitions, this may dilute our stockholders.

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We are in a highly competitive EV charging services industry and there can be no assurance that we will be able to compete with many of our competitors, which are larger and have greater financial resources.

We face strong competition from competitors in the EV charging services industry, including competitors who could duplicate our model. Many of these competitors may have substantially greater financial, marketing and development resources and other capabilities than us. In addition, there are very few barriers to entry to the market for our services. There can be no assurance, therefore, that any of our current and future competitors, many of whom may have far greater resources, will not independently develop services that are substantially equivalent or superior to our services. Therefore, an investment in our company is very risky and speculative due to the competitive environment in which we may operate.

Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence and driver price. Further, many of our competitors may be able to utilize substantially greater resources and economies of scale to develop competing products and technologies, divert sales away from us by winning broader contracts or hire away our employees by offering more lucrative compensation packages. In the event that the market for EV charging stations expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

Risks Related to This Offering

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.

Based on an assumed public offering price of $          per share (the last reported sales price of our common stock on The Nasdaq Capital Market on October       , 2025), if you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of $          per share with respect to the net tangible book value of the common stock. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

You may experience future dilution as a result of future equity offerings and other issuances of our common stock or other securities. In addition, this offering and future equity offerings and other issuances of our common stock or other securities may adversely affect our common stock price.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in this offering. We may not be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock or securities convertible into common stock in future transactions may be higher or lower than the price per share in this offering. You will incur dilution upon exercise of any outstanding stock options, warrants or upon the issuance of shares of common stock under our 2018 Incentive Compensation Plan. In addition, the sale of shares in this offering and any future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

This is a reasonable best efforts offering, in which no minimum number or dollar amount of the shares of common stock is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.

The Placement Agents have agreed to use their reasonable best efforts to solicit offers to purchase the shares of common stock in this offering. The Placement Agents have no obligation to buy any of the shares of common stock from us or to arrange for the purchase or sale of any specific number or dollar amount of the shares of common stock. There is no required minimum number of shares of common stock that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth herein. We may sell fewer than all of the shares of common stock offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of shares of common stock sufficient to support our operations. Thus, we may not raise the amount of capital we believe is required for our operations in the short term and may need to raise additional funds to complete such short-term operations. Such additional fundraises may not be available or available on terms acceptable to us.

Purchasers who purchase our shares of common stock in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including: (i) timely delivery of shares; (ii) agreement to not enter into variable rate financings for 90 days from closing, subject to certain exceptions; (iii) agreement to not issue any shares of common stock or securities convertible into common stock for 90 days following the closing, subject to certain exceptions and (iv) indemnification for breach of contract.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus and the documents incorporated by reference herein and any free writing prospectus that we have authorized for use in connection with this offering contain forward-looking statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are subject to the “safe harbor” created by those sections. These forward-looking statements include, but are not limited to, statements regarding our future results of operations and financial position, business strategy, prospective platform enhancements, features, products and services, their expected performance and likelihood of success, plans and objectives of management for future operations and future results of anticipated platform developments. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “forecast,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. These risks and uncertainties include, among other things, the risk that we may not be able to successfully implement our growth strategy due to the following reasons:

●	the EV charger industry as a whole is undercapitalized to deliver the full potential of the expected EV market growth in the near future;

●	changes in the market acceptance of our products and services;

●	increased levels of competition;

●	changes in political, economic, or regulatory conditions generally and in the markets in which we operate;

●	geopolitical crises, outbreak of hostilities, and acts of war such as the Russian invasion of Ukraine and the Middle East hostilities, the actions that have been and could be taken by other countries, including new and stricter sanctions and actions taken in response to such sanctions;

●	our ability to continue as a going concern;

●	our expectations regarding our future operating and financial performance;

●	our relationships with key customers;

●	adverse conditions in the industries in which our customers operate;

●	our ability to retain and attract senior management and other key employees;

●	our ability to respond to new technological developments quickly and effectively;

●	our ability to protect our trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others, and prevent others from infringing on our proprietary rights; and

●	other risks described from time to time in periodic and current reports that we file with the SEC.

As more fully described under the heading “Risk Factors” and elsewhere in this prospectus and under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024, as amended by our Annual Report on Form 10-K/A, and any additional documents incorporated by reference herein and any free writing prospectus, many important factors affect our ability to achieve our stated objectives. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, the risks and uncertainties set forth in our filings with the SEC and incorporated by reference herein. You should read this prospectus and the documents incorporated by reference herein and any free writing prospectuses that we have authorized for use in this offering with the understanding that our actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. The forward-looking statements are applicable only as of the date on which they are made, and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities law.

You should read this prospectus and the documents that we incorporate by reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $   million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting placement agent fees and estimated offering expenses payable to us.

However, this is a reasonable best efforts offering with no minimum number of shares of common stock or amount of proceeds as a condition to closing, and we may not sell all or any of the shares of common stock offered pursuant to this prospectus; and, as a result, we may receive significantly less in net proceeds in this offering. For example, if we sell only 10%, 25%, 50% or 75% of the maximum amount offered, our net proceeds will be approximately $ , $   , $   or $   , respectively.

We intend to use the net proceeds from this offering primarily to fund capital expenditures to expand our owned and operated DC Fast Charging network. The goal of building a Blink-owned DC Fast Charging network stems from a strategic shift toward creating a more sustainable, recurring and predictable business model. By owning and operating the infrastructure directly, we are positioned to capture the full economic value of the charging transaction, rather than sharing revenues with site hosts or third parties. This approach not only aligns with long-term profitability goals but also enhances control over customer experience, uptime, pricing and network reliability. While there are clear business benefits in terms of unit economics and asset ownership, the broader vision is to transition from one-time hardware sales to a model that generates repeatable revenue, underpinned by the increasing demand for public fast charging across North America. The majority of the proceeds are earmarked to accelerate this initiative and build a network that is both financially durable and operationally scalable.

Any remaining net proceeds from this offering will be used to support our working capital and general corporate cash requirements. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including factors described under “Risk Factors” in this prospectus and the documents incorporated by reference herein. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

MARKET PRICE OF OUR COMMON STOCK

Our common stock trades on The Nasdaq Capital Market under the symbol “BLNK.” On October 7, 2025, the last reported sale price of our common stock on The Nasdaq Capital Market was $2.37 per share.

As of October 7, 2025, there were approximately 468 holders of record of our common stock.

DIVIDEND INFORMATION

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition, and other business and economic factors affecting us at such time as our Board of Directors may consider relevant.

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DILUTION

If you invest in our shares of common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

The net tangible book value of our common stock as of June 30, 2025, was approximately $44.55 million, or approximately $0.43 per share of common stock based on 103,100,485 shares of common stock outstanding at that time. “Net tangible book value” is the amount of our total tangible assets minus our total liabilities. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding as of June 30, 2025. After giving pro forma effect to the issuance and sale of 9,696,882 shares of common stock in connection with the Envoy Fourth Amendment, our pro forma net tangible book value as of June 30, 2025 would have been approximately $____, or approximately $___ per share of common stock.

After giving effect to the sale of shares of common stock in this offering at an assumed public offering price of $   per share (the last reported sale price of our common stock on The Nasdaq Capital Market on October  , 2025), and after deducting placement agent fees and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2025 would have been approximately $  , or approximately $   per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $   per share to our existing stockholders and an immediate dilution of $   per share to investors participating in this offering, as illustrated by the following table:

Assumed public offering price per share		$
Net tangible book value per share of common stock as of June 30, 2025	$
Pro Forma net tangible book value per share of common stock as of June 30, 2025	$
Pro Forma as adjusted net tangible book value per share after this offering		$
Dilution per share to new investors purchasing shares in this offering		$

Each $1.00 increase or decrease in the assumed public offering price of $   per share, which was the last reported sale price of our common stock on The Nasdaq Capital Market on October  , 2025, would increase or decrease the as adjusted net tangible book value per share by $   per share and the dilution per share to investors participating in this offering by $   per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting placement agent fees and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. A 100,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share by approximately $   and decrease the dilution per share to new investors participating in this offering by approximately $   , based on an assumed public offering price of $   per share, which was the last reported sale price of our common stock on The Nasdaq Capital Market on October  , 2025, remaining the same, and after deducting placement agent fees and estimated offering expenses payable by us. Similarly, a 100,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share by approximately $    and increase the dilution per share to new investors participating in this offering by approximately $   , based on an assumed public offering price of $   per share, which was the last reported sale price of our common stock on The Nasdaq Capital Market on October  , 2025, remaining the same, and after deducting placement agent fees and estimated offering expenses payable by us.

The information above is based on 103,100,485 shares of our common stock outstanding as of June 30, 2025, and excludes as of such date (unless otherwise indicated), the following:

●	the issuance of 9,696,882 shares of common stock in connection with the Envoy Fourth Amendment;

●	558,359 shares of common stock issuable upon the exercise of outstanding stock options;

●	1,150,152 shares of common stock issuable upon the exercise of outstanding warrants, inclusive of the Envoy Warrants; and

●	1,691,148 shares of common stock issuable upon the vesting of outstanding restricted stock units.

To the extent that outstanding exercisable stock options or warrants are exercised, you may experience further dilution. In addition, we may need to raise additional capital and to the extent that we raise additional capital by issuing equity or convertible debt securities your ownership will be further diluted. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents, as well as our capitalization, as of June 30, 2025, as follows:

●	on an actual basis;

●	on a pro forma basis to give effect to the issuance of the Envoy Shares; and

●	on a pro forma, as adjusted basis to give effect to the sale by us of shares of our common stock in this offering at the assumed public offering price of $ per share of common stock, and after deducting placement agent fees and estimated offering expenses payable by us.

You should consider this table in conjunction with “Use of Proceeds” above, as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated audited and unaudited financial statements and the notes to those financial statements incorporated by reference into this prospectus. Except for share and per share amounts, the figures reflected in the table below are represented in the thousands.

	As of June 30, 2025
	Actual	Pro Forma	Pro Forma, As Adjusted
Cash and cash equivalents	$25,318	$	$
Stockholders’ equity:
Common Stock, $0.001 par value, 500,000,000 shares authorized; 103,100,485 shares issued and outstanding as of June 30, 2025, actual; _____ shares issued and outstanding as of June 30, 2025, as adjusted	103
Additional paid-in capital	862,943
Accumulated deficit	(788,521)
Accumulated other comprehensive loss	(3,773)
Total stockholders’ equity	70,752
Total capitalization	$166,822	$	$

The information above is based on 103,100,485 shares of our common stock outstanding as of June 30, 2025, and excludes as of such date (unless otherwise indicated), the following:

●	the issuance of 9,696,882 shares of common stock in connection with the Envoy Fourth Amendment;

●	558,359 shares of common stock issuable upon the exercise of outstanding stock options;

●	1,150,152 shares of common stock issuable upon the exercise of outstanding warrants, inclusive of the Envoy Warrants; and

●	1,691,148 shares of common stock issuable upon the vesting of outstanding restricted stock units.

We may also increase or decrease the number of shares we are offering. A 100,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the as adjusted total capitalization by approximately $   , based on an assumed public offering price of $   per share, which was the last reported sale price of our common stock on The Nasdaq Capital Market on October  , 2025, remaining the same, and after deducting placement agent fees and estimated offering expenses payable by us. Similarly, a 100,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted total capitalization by approximately $   , based on an assumed public offering price of $   per share, which was the last reported sale price of our common stock on The Nasdaq Capital Market on October  , 2025, remaining the same, and after deducting placement agent fees and estimated offering expenses payable by us.

The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

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DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our Articles of Incorporation and Bylaws, which have been publicly filed with the SEC. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Our authorized capital stock consists of:

●	500,000,000 shares of common stock, par value $0.001 per share; and

●	40,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Dividend Rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock may, pursuant to Article VI of our Bylaws, receive dividends out of funds legally available if our board, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board may determine. We have not paid any dividends on our common stock and do not contemplate doing so in the foreseeable future.

Voting Rights. In accordance with Nevada Revised Statutes Section 78.350, holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Articles of Incorporation.

No Preemptive or Similar Rights. In accordance with Nevada Revised Statutes Section 78.267, our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distribution. In accordance with Nevada Revised Statutes Sections 78.565 to 78.620, if we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable among the holders of our common stock and our participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable. In accordance with NRS Sections 78.195 and 78.211 and the assessment of our board, all of the outstanding shares of our common stock are fully paid and nonassessable.

Blank Check Preferred Stock

We are authorized to issue 40,000,000 shares of preferred stock, par value $0.001 per share. Pursuant to our Articles of Incorporation, our board is authorized to authorize and issue preferred stock and to fix the designations, preferences and rights of the preferred stock pursuant to a board resolution. Our board may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series.

Anti-Takeover Matters

Provisions of the Nevada Revised Statutes and our Articles of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, would be expected to discourage certain types of takeover practices and takeover bids our board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us will outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

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Blank Check Preferred. Our Articles of Incorporation permit our board to issue preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of our common stockholders. The issuance of our preferred stock could delay or prevent a change of control of our company.

Board Vacancies to be filled by Remaining Directors. Our Bylaws provide that casual vacancies on the board may be filled by the remaining directors then in office.

Removal of Directors by Stockholders. Our Bylaws and the Nevada Revised Statutes provide that directors may be removed with or without cause at any time by a vote of two-thirds of the stockholders entitled to vote thereon, at a special meeting of the stockholders called for that purpose.

Stockholder Action. Our Bylaws provide that special meetings of the stockholders may be called by the board or such person or persons authorized by the board.

Amendments to our Articles of Incorporation and Bylaws. Under the Nevada Revised Statutes, our Articles of Incorporation may not be amended by stockholder action alone. Amendments to our Articles of Incorporation require a board resolution approved by the majority of the outstanding capital stock entitled to vote. Our Bylaws may only be amended by a majority vote of the stockholders at any annual meeting or special meeting called for that purpose. Subject to the right of stockholders as described in the immediately preceding sentence, the board has the power to make, adopt, alter, amend and repeal, from time to time, our Bylaws.

Nevada Anti-Takeover Statute. We may be subject to Nevada’s Combination with Interested Stockholders Statute (Nevada Revised Statutes Sections 78.411 to 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the corporation’s capital stock entitled to vote.

Listing

Our common stock trades on The Nasdaq Capital Market under the symbol “BLNK.”

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is ClearTrust, LLC, 16540 Pointe Village Drive, Suite 210, Lutz, Florida 33558 and its telephone number is (813) 235-4490.

DESCRIPTION OF SECURITIES WE ARE OFFERING

Common Stock

The material terms and provisions of our common stock are described in the section titled, “Description of Capital Stock” in this prospectus.

Placement Agents’ Warrants

We have also agreed to issue to the Placement Agents, or their designees, Placement Agents’ Warrants to purchase up to                shares of common stock (equal to 6.0% of the aggregate number of shares of common stock sold in this offering). The Placement Agents’ Warrants will have an exercise price of $             per share (equal to 125% of the public offering price per share of common stock), will be exercisable immediately upon issuance and have a termination date that is three years after the date of issuance. See “Plan of Distribution” below.

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PLAN OF DISTRIBUTION

Pursuant to an engagement agreement between the Placement Agents and us, we have engaged Wainwright and Roth to act as our exclusive placement agents in connection with this offering. The engagement agreement does not give rise to any commitment by the Placement Agents to purchase any of our shares of common stock, and the Placement Agents will have no authority to bind us by virtue of the engagement agreement. The Placement Agents are not purchasing or selling any of the shares of common stock offered by this prospectus, nor are they required to arrange the purchase or sale of any specific number or dollar amount of shares of common stock but have agreed to use their reasonable best efforts to arrange for the sale of all of the shares of common stock offered hereby. This is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering. Therefore, we may not sell the entire number of shares of common stock offered pursuant to this prospectus. The Placement Agents may engage one or more subagents or selected dealers in connection with this offering.

Investors purchasing shares of common stock offered hereby will have the option to execute a securities purchase agreement with us. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement: (i) a covenant to not enter into variable rate financings for a period of 90 days following the closing of the offering, subject to an exception; and (ii) a covenant to not enter into any equity financings for 90 days following closing of the offering, subject to certain exceptions. The nature of the representations, warranties and covenants in the securities purchase agreements shall include:

●	standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

●	covenants regarding matters such as no integration with other offerings, no stockholder rights plans, no material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of shares of common stock, and no subsequent equity sales for 90 days, subject to certain exceptions.

We will deliver the shares of common stock being issued to the investors upon receipt of such investor funds for the purchase of the shares of common stock offered pursuant to this prospectus. We expect to deliver the shares of common stock being offered pursuant to this prospectus on or about    , 2025, subject to the satisfaction of customary closing conditions.

Fees and Expenses

The following table shows the public offering price, placement agent fees and proceeds (before expenses) to us, assuming the sale of all shares of common stock in this offering.

	Per Share	Total
Public offering price	$	$
Placement agent fees (1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have agreed to pay the Placement Agents a total cash fee equal to 6.0% of the aggregate gross proceeds from this offering. We have also agreed to reimburse the Placement Agents for certain expenses incurred in connection with this offering.

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We have also agreed to pay or reimburse the Placement Agents at closing all reasonable out-of-pocket costs and expenses incident to the performance of the obligations of the Placement Agents, including without limitation, the reasonable documented fees and expenses of the Placement Agents’ legal counsel, in an aggregate amount up to $125,000. We estimate the total expenses payable by us for this offering, excluding placement agent fees and expenses, will be approximately $____.

Placement Agents’ Warrants

The Placement Agents, or their designees, will receive warrants to purchase up to 6.0% of the aggregate number of shares of common stock sold in this offering. The Placement Agents’ warrants will be exercisable upon issuance, at an exercise price equal to 125% of the public offering price and will terminate three years from the date of issuance. Pursuant to FINRA Rule 5110(e), the Placement Agents’ warrants and any shares of common stock issued upon exercise of the Placement Agents’ warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of commencement of sales of this offering, except the transfer of any security: (i) by operation of law or by reason of reorganization of the issuer; (ii) to any FINRA member firm participating in the offering and the officers, partners, registered persons or affiliates thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) if the aggregate amount of our securities held by the placement agent or related persons does not exceed 1% of the securities being offered; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period; (vi) if we meet the registration requirements of Forms S-3, F-3 or F-10; or (vii) back to us in a transaction exempt from registration with the SEC. The Placement Agents’ warrants and the shares of common stock underlying the Placement Agents’ warrants are registered on the registration statement of which this prospectus is a part. The form of the Placement Agents’ warrant is included as an exhibit to this registration statement of which this prospectus forms a part.

Regulation M

The Placement Agents may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by them and any profit realized on the resale of the shares sold by them while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agents would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares by the Placement Agents acting as principal. Under these rules and regulations, the Placement Agents:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Indemnification

We have agreed to indemnify the Placement Agents against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the Placement Agents may be required to make in respect thereof.

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Tail Financing

We have granted the Placement Agents the right to receive a tail fee equal to the cash and warrant compensation in this offering with respect to any equity and/or equity-linked financing transaction to the extent that any such equity and/or equity-linked financing transaction is provided to us directly or indirectly by investors whom the Placement Agents had formally introduced to us during the term of our engagement of the Placement Agents (each a “Tail Financing”), and such Tail Financing is consummated at any time during the term of our engagement of the Placement Agents or within the three-month period following the expiration or termination of our engagement of the Placement Agents, provided that such Tail Financing is by a party directly introduced to us during the term of the engagement letter, who participated in a meeting with us during the term of the engagement letter or who participated in this offering.

Lock-up Agreements

Each of our officers and directors have agreed with the Placement Agents to be subject to a lock-up period of 90 days following the date of closing of the offering pursuant to this prospectus. Further, pursuant to the securities purchase agreement, we will agree to a covenant to not enter into any equity financings for 90 days following closing of the offering, subject to certain exceptions. This means that, during the applicable lock-up period, we and such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into, or exercisable or exchangeable for, shares of common stock, subject to customary exceptions. The Placement Agents may waive such lock-ups in their sole discretion and without notice. In addition, we have agreed not to effect or enter into an agreement to effect any issuance by us or our subsidiaries of any securities that involve a variable rate transaction (as defined in the securities purchase agreement) for a period of 90 days following the closing date of this offering, subject to an exception. The Placement Agents may waive this prohibition in their sole discretion and without notice.

Discretionary Accounts

The Placement Agents do not intend to confirm sales of the shares of common stock offered hereby to any accounts over which it has discretionary authority.

Electronic Offer, Sale and Distribution of Shares of Common Stock

A prospectus in electronic format may be made available on the websites maintained by the Placement Agents, if any, and the Placement Agents may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Placement Agents, and should not be relied upon by investors.

Other Activities and Relationships

The Placement Agents and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Placement Agents and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the Placement Agents and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the Placement Agents or their affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The Placement Agents and their affiliates may hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The Placement Agents and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Listing

Our common stock is traded on The Nasdaq Capital Market under the symbol “BLNK.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ClearTrust, LLC.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the Placement Agents that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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LEGAL MATTERS

Olshan Frome Wolosky LLP will pass upon certain legal matters relating to the issuance and sale of the shares of common stock offered hereby on behalf of Blink Charging Co. The Placement Agents are being represented in connection with this offering by Ellenoff Grossman & Schole LLP.

EXPERTS

The financial statements as of December 31, 2024 and for the year then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, incorporated by reference in this prospectus and elsewhere in the Registration Statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Blink Charging Co. as of December 31, 2023 incorporated by reference in this prospectus and in the Registration Statement have been so incorporated in reliance on the report of Marcum LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. The registration statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the shares of common stock hereby. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the registration statement in order to review a copy of the contract or documents. You may obtain copies of the registration statement and its exhibits via the SEC’s EDGAR database.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC. Additionally, you may access our filings with the SEC through our website at www.blinkcharging.com. We have included our website address as an inactive textual reference only and our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus.

We will provide you without charge, upon your oral or written request, with an electronic or paper copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

Blink Charging Co.
5081 Howerton Way, Suite A
Bowie, Maryland 20715

Attn.: Investor Relations
(305) 521-0200

You should rely only on the information in this prospectus and the additional information described above and under the heading “Incorporation of Certain Information by Reference” below. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not making an offer to sell these shares of common stock in any jurisdiction where such offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference the following information or documents that we have filed with the SEC:

●	our Annual Report on Form 10-K for the year ended December 31, 2024, filed on April 9, 2025, as amended by Amendment No. 1 to our Annual Report on Form 10-K/A, filed on April 29, 2025, and as further amended by Amendment No. 2 to our Annual Report on Form 10-K/A, filed on May 14, 2025;

●	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2025, filed on May 12, 2025, and for the quarter ended June 30, 2025, filed on August 18, 2025;

●	our Current Reports on Form 8-K filed on January 28, 2025, March 14, 2025, April 8, 2025, April 9, 2025, April 11, 2025, April 29, 2025, May 13, 2025, May 19, 2025, May 21, 2025, May 22, 2025, June 4, 2025, June 30, 2025, August 6, 2025, August 29, 2025, September 2, 2025 and September 11, 2025 (Item 3.01 only);

●	Our Definitive Proxy Statement filed on May 14, 2025; and

●	the description of our common stock contained in our Annual Report on Form 10-K as Exhibit 4.3 filed with the SEC on April 9, 2025.

All reports and other documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed in such forms that are related to such items unless such Form 8-K expressly provides to the contrary) we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this prospectus until the termination of this offering, will also be incorporated by reference in this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. None of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K or any corresponding information, either furnished under Item 9.01 or included as an exhibit therein, that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus, except as otherwise expressly set forth in the relevant document. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

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Up to    Shares of Common Stock

PRELIMINARY PROSPECTUS

H.C. Wainwright & Co.	Roth Capital Partners

  , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee	$	*
Accountants’ fees and expenses	$	*
Legal fees and expenses	$	*
Miscellaneous	$	*
Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Nevada Corporate Law

The Nevada Revised Statutes limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our Bylaws include provisions that require the company to indemnify our directors or officers against monetary damages for actions taken as a director or officer of our company. We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents for certain liabilities. Our Articles of Incorporation do not contain any limiting language regarding director immunity from liability.

The limitation of liability and indemnification provisions under Nevada Revised Statutes and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Indemnification Agreements

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our Bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses, judgments, fines and settlement amounts, among others, incurred by such person in any action or proceeding arising out of such person’s services as a director or executive officer in any capacity. We believe that these provisions in our Bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

II-1

The above description of the indemnification provisions of our Bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is incorporated by reference as an exhibit to this prospectus.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

In August 2025, pursuant to the Envoy Fourth Amendment and Warrant Agreement, we offered and sold the Envoy Shares, Envoy Warrants and Envoy Warrant Shares in reliance upon Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of April 18, 2023, by and among Blink Charging Co., Blink Mobility, LLC, Mobility Merger Sub Inc., Envoy Technologies, Inc., and Fortis Advisors LLC (incorporated herein by reference to the Current Report on Form 8-K filed on April 24, 2023 as Exhibit 2.1).
2.2	Amendment No. 2, dated as of August 4, 2023, to Agreement and Plan of Merger, dated as of June 13, 2022, by and among Blink Charging Co., SemaConnect LLC and Shareholder Representative Services LLC, as Stockholders’ Representative (incorporated herein by reference to the Quarterly Report on Form 10-Q filed on August 9, 2023 as Exhibit 2.2).
2.3	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 10, 2025, by and among Blink Charging Co., Envoy Mobility, Inc. (formerly Blink Mobility, LLC), Envoy Technologies, Inc. and Fortis Advisors LLC, as equityholders’ agent (incorporated herein by reference to the Current Report on Form 8-K filed on March 14, 2025 as Exhibit 2.1).
2.4	Amendment No. 2 to Agreement and Plan of Merger, dated as of April 4, 2025, by and among Blink Charging Co., Envoy Mobility, Inc. (formerly Blink Mobility, LLC), Envoy Technologies, Inc. and Fortis Advisors LLC, as equityholders’ agent (incorporated herein by reference to the Current Report on Form 8-K filed on April 9, 2025 as Exhibit 2.1).
2.5	Amendment No. 3 to Agreement and Plan of Merger, dated as of May 16, 2025, by and among Blink Charging Co., Envoy Mobility, Inc. (formerly Blink Mobility, LLC), Envoy Technologies, Inc. and Fortis Advisors LLC, as equityholders’ agent (incorporated herein by reference to the Current Report on Form 8-K filed on May 21, 2025 as Exhibit 2.1).
2.6	Amendment No. 4 to Agreement and Plan of Merger, dated as of August 4, 2025, by and among Blink Charging Co., Envoy Mobility, Inc. (formerly Blink Mobility, LLC), Envoy Technologies, Inc. and Fortis Advisors LLC, as equityholders’ agent (incorporated herein by reference to the Current Report on Form 8-K filed on August 6, 2025 as Exhibit 2.1).
3.1	Articles of Incorporation, as amended most recently on August 17, 2017 (incorporated herein by reference to the Annual Report on Form 10-K filed on April 17, 2018 as Exhibit 3.1).
3.2	Bylaws, as amended most recently on January 29, 2018 (incorporated herein by reference to the Annual Report on Form 10-K filed on April 17, 2018 as Exhibit 3.2).
4.1	Description of the Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to the Annual Report on Form 10-K filed on April 2, 2020 as Exhibit 4.3).
4.2	Warrant Agreement, dated as of August 19, 2025, by and between Blink Charging Co. and the former equityholders of Envoy Technologies, Inc., through their agent, Fortis Advisors, LLC (incorporated herein by reference to the Current Report on Form 8-K filed on August 29, 2025 as Exhibit 4.1).

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4.3*	Form of Placement Agents’ Warrant of the Company.
5.1*	Opinion of Olshan Frome Wolosky LLP.
10.1+	2018 Incentive Compensation Plan (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed on August 14, 2018).
10.2	Sales Agreement, dated September 2, 2022, between Blink Charging Co. and the Sales Agents (incorporated herein by reference to the Current Report on Form 8-K filed on September 2, 2022 as Exhibit 10.1).
10.3+	Amendment to Blink Charging Co. 2018 Incentive Compensation Plan (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed on June 14, 2023 as Exhibit A).
10.4+	Separation and General Release Agreement, dated as of June 20, 2023, between Blink Charging Co. and Michael D. Farkas (incorporated herein by reference to the Current Report on Form 8-K filed on June 23, 2023 as Exhibit 10.1).
10.5	Amendment to Sales Agreement, dated as of November 2, 2023, between Blink Charging Co. and the Agents (incorporated herein by reference to the Current Report on Form 8-K filed on November 22, 2023 as Exhibit 10.1).
10.6+	Chief Executive Officer Employment Agreement, dated January 23, 2025, between Michael Battaglia and Blink Charging Co. (incorporated herein by reference to the Current Report on Form 8-K filed on January 28, 2025 as Exhibit 10.1).
10.7+	General Counsel & EVP of M&A Employment Agreement, dated April 25, 2025, between Blink Charging Co. and Aviv Hillo (incorporated herein by reference to the Current Report on Form 8-K filed on April 29, 2025 as Exhibit 10.1).
10.8+	Executive Employment Agreement, dated May 29, 2025, between Blink Charging Co. and Michael Bercovich (incorporated herein by reference to the Current Report on Form 8-K filed on June 4, 2025 as Exhibit 10.1).
10.9+	Amendment to Executive Employment Agreement, dated as of June 2, 2025, between Blink Charging Co. and Michael Bercovich (incorporated herein by reference to the Current Report on Form 8-K filed on June 4, 2025 as Exhibit 10.2).
10.10*	Form of Securities Purchase Agreement.
16.1	Letter from Marcum LLP to the Securities and Exchange Commission, dated May 17, 2024 (incorporated herein by reference to the Current Report on Form 8-K filed on May 17, 2024 as Exhibit 16.1).
21.1	List of Subsidiaries (incorporated herein by reference to the Annual Report on Form 10-K filed on April 9, 2025 as Exhibit 21.1).
23.1*	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Marum LLP, Independent Registered Public Accounting Firm.

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23.3*	Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 5.1).
24.1	Power of Attorney (set forth on signature page of the Registration Statement).
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
107*	Filing Fee Table.

Unless otherwise indicated, the exhibit has been previously filed.

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.

Item 17. Undertakings.

(1)	The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” or “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a)(i), (1)(a)(ii) and (1)(a)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

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(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant hereby undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(g) That:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bowie, Maryland on October __, 2025.

BLINK CHARGING CO.

By:
Name:	Michael Battaglia
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Battaglia and Aviv Hillo, or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to file and sign any and all amendments, including post-effective amendments and any registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act, to this registration statement, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof. This power of attorney shall be governed by and construed with the laws of the State of Nevada and applicable federal securities laws.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:

Signature	Title	Date

	President, Chief Executive Officer and Director	October __, 2025
Michael Battaglia	(principal executive officer)

	Chief Financial Officer	October __, 2025
Michael Bercovich	(principal financial and accounting officer)

	General Counsel, Executive Vice President – M&A	October __, 2025
Aviv Hillo	and Director

	Director	October __, 2025
Ritsaart J.M. van Montfrans

	Director	October __, 2025
Jack Levine

	Director	October __, 2025
Martha J. Crawford

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